Filed by Xperi Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation

Commission File No.: 333-236492

Transformative Merger Creating LEADING PLATFORMS in Consumer & Entertainment Technology and IP Licensing Bringing content together and enabling extraordinary experiences February 18, 2020

Disclaimers Important Information and Where to Find It In connection with the proposed transaction, on February 18, 2020, XRAY-TWOLF HoldCo Corporation (“Holdco”) filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a joint proxy statement of Xperi Corporation (“Xperi”) and TiVo Corporation (“TiVo”) and that also constitutes a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus is not final and may be amended. Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the preliminary Joint Proxy Statement/Prospectus filed on February 18, 2020 and the final version and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi and TiVo at the following: Xperi Corporation 3025 Orchard Parkway San Jose, California 95134 Attention: Investor Relations 818-436-1231 IR@Xperi.com TiVo Corporation 2160 Gold Street San Jose, California 95002 Attention: Investor Relations 818-295-6651 IR1@tivo.com Participants in the Solicitation Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the preliminary Joint Proxy Statement filed on February 18, 2020 and the final version and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

Disclaimers No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus filed with the SEC in connection with the proposed transaction. While the list of factors presented here, and the list of factors presented in the Joint Proxy Statement/Prospectus, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Growth fueled by the proliferation of streaming content and evolving consumer video and audio entertainment engagement trends in the home and automobile Multiple Growth Drivers More than $1B in Revenue / Billings1 and greater than $400M in adjusted EBITDA Increased Scale Combined businesses reach hundreds of millions of consumers across several markets and license technology into billions of devices Significant Reach Ability to strategically bundle and deliver highly differentiated solutions to address the ongoing convergence of media and technology in home, auto, and mobile markets Compelling Strategic Synergies More than $50M in annual run rate cost synergies, expected by year-end 2021 Significant Cost Savings Attractive margin profile, diverse and recurring cash flows, and low cap-ex requirements Strong Financial Profile The New Xperi: Combining Two Industry-Leading Platforms 10,000+ patents and applications that apply across consumer electronics, semiconductor, Pay TV, and new media with a proven track record of monetization Diverse IP Portfolio 1 Combined 2020 mid-point for outlooks of TiVo revenue and Xperi billings. Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection.

Strong FY ’20 Guidance from Both Xperi and TiVo

- Strong 2020 estimates from Xperi and TiVo that exceed Wall Street consensus
- Confirms strength of the combined platform with greater scale and strategic flexibility
- Poised to deliver profitable growth immediately upon closing

FY 2020 Estimate	XPERI	TIVO	Pro Forma XPERI TIVO
Billings / Revenue	$400-420M [1]	$650-690M	$1,050-1,110M
Non-GAAP Opex	~$212M	--	--
Adjusted EBITDA	$195-215M [2]	$230-260M	$425-475M

Excludes $50M of incremental EBITDA from run-rate cost synergies

[1] Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi's cash collection
[2] Based on Billings less Non-GAAP OpEx plus depreciation of approximately $8M

XPERI | TIVO
5

Product Licensing

Powerful Combined Product Business

- **Significant Reach into Home, Auto, & Mobile Markets**
- **Revenue synergies of $125M** by 2024 in:
  - **Home**: leverage the Xperi TV customer channel to drive adoption of the TiVo platform; bring the Xperi audio, video and wireless solutions to the broader cable / MSO market through TiVo's customer channel
  - **Auto**: utilize Xperi's automotive infotainment leadership position to bring advanced, connected entertainment solutions driven by TiVo's metadata and content discovery technologies
- **New Edge ML Platform:** hardware / software platform provides new vector for growth from AI applications
- **TiVo's standalone cost transformation plan:** positively contributes to strong combined profitability before deal-related synergies

Combined FY19 Product Revenue / Billings[1]

$561M


XPERI
TIVO
~100M Annual TVs
~400M Radio Listeners
~200M Annual Smartphones
>30M Subscriber Households
>30M Personalized Content Discovery Households
>70M Rich Media Metadata Assets

Relationship, Channel, and Scale to Drive Profitable Growth

[1] Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi's cash collection

XPERI | TIVO
6

Leading IP Portfolios with 10,000+ Patents and Applications Greater Scale, Cash Flow Generation, Diversification, and Improved Visibility IP Licensing Pay-TV TV Mobile OTT Social Semiconductor Memory RF NAND Foundational IP across multiple large markets Excellent track records in patent monetization and value creation Strong R&D, patent sourcing and litigation expertise Recurring cash flow with long-term agreements from combined business Early proof points demonstrating value of Xperi’s hybrid bonding solutions Recently entered into a licensing agreement with SK hynix TiVo’s pending litigation opportunities represent significant upside 1 Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection Combined FY19 IP Revenue / Billings1 $521M

Multiple Combined Growth Vectors IP Licensing Business Product Business IMAX Enhanced / DTS Codec Licensing New Edge-based ML Platform In-cabin Monitoring UX4 Upgrade Cycle TiVo Stream / TiVo+ Embed TiVo Platform on Connected TVs Enhance Automotive Entertainment Through Connected Radio / Hybrid Radio and TiVo Video Platform Hybrid Bonding Licensing Video IP Portfolio Licensing (OTT, Mobile, Int’l) Pending Litigation Opportunities Xperi Joint Opportunities TiVo

Annual run-rate cost synergies of $50M Confidence in delivering on cost synergy commitment by year-end 2021 Savings are incremental to those expected as a result of TiVo’s ongoing cost transformation plan Integration planning underway Planning to operate the combined IP Licensing and Product businesses as two business segments upon closing Confidence in ability to recognize revenue synergies of $125M through the combination Customer feedback around transaction very positive; early interest in product roadmaps supports growth thesis Received early termination of the waiting period under HSR on January 21, 2020 Form S-4 combined registration statement and joint proxy filed February 18, 2020 On track to close in second quarter of 2020 Transaction Update Key Transaction Milestones Integration Planning Revenue Synergies Cost Synergies